Axiom Intelligence Acquisition Corp 1

Berkeley Square House, 2nd Floor

London W1J 6BD

VIA EDGAR

June 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor Stacie Gorman Frank Knapp Jennifer Monick

Re:	Axiom Intelligence Acquisition Corp 1
Amendment No. 1 to Registration Statement on Form S-1
Filed June 2, 2025
File No. 333-287279

Ladies and Gentlemen:

Axiom Intelligence Acquisition Corp 1 (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 9, 2025, regarding Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 2, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No. 2 to Registration Statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form S-1

The Offering

Founder shares, page 22

1.

We note disclosure on page 24 and elsewhere in the filing that “if the non-managing sponsor investors purchase or otherwise hold a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than our other public shareholders.” Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and rights. Additionally, please revise your disclosure on page 164 to remove the reference to warrants.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 24, 31, 36, 135, 139, 161 and 164 of the Amended Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please have your auditor revise their report to include their signature.

Response: In response to the Staff’s comment, the auditor has revised its report on page F-2 of the Amended Registration Statement.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Joshua N. Englard, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Douglas Ward
Name:	Douglas Ward
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP